 AMDOCS LIMITED THIRD QUARTER PRO FORMA EARNINGS PER SHARE INCREASED BY 43.5% TO
                                     $0.33


              REVENUE INCREASED BY 36.0% TO A RECORD $404.0 MILLION

ST. LOUIS, MO - - JULY 24, 2001 -- Amdocs Limited (NYSE: DOX) today reported that for the third quarter ended June 30, 2001, revenue reached $404.0 million, an increase of 36.0% over last year's third quarter. Excluding acquisition-related charges, net income increased 44.4% to $74.1 million, while earnings per share increased 43.5% to $0.33 per diluted share, compared to net income of $51.4 million, or $0.23 per diluted share, in the third quarter of fiscal 2000. The Company's as-reported net income, which includes acquisition-related charges for amortization of goodwill and purchased intangible assets and related tax effects, and in fiscal 2000 also included in-process research and development write-offs and other indirect acquisition costs, was $18.5 million, or $0.08 per diluted share, compared to a net loss of $67.2 million, or $0.31 per diluted share, in the third quarter of fiscal 2000.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "We had an excellent quarter. These results continue our consistent track record of strong business performance and stable growth. We continued to expand our penetration in both the wireline and mobile sectors for both voice and IP applications. We have great stability due to our business model, which emphasizes long-term customer relationships, as well as our extensive portfolio which includes CRM, billing and order management; the variety of service alternatives we offer including licensed solutions and outsourcing projects; and the geographic diversity spanning all major global markets."

Naor continued, "We continue to be very confident moving forward. For Amdocs, the market for customer care and billing systems remains strong. With our broad product offering and complete service coverage, Amdocs is uniquely positioned to leverage its existing relationships with Tier 1 and Tier 2 carriers, the strongest players in the market. Carriers recognize that powerful customer care and billing capabilities are mission-critical for their operations, and enable them to be more competitive. This also holds for our existing customers, where we have significant ongoing support programs and additional system expansion and enhancement projects."

Naor added, "Due to the slowdown in the global communications market, we have recently experienced a lengthening in our sales cycle, which means that it may take us longer to close deals for new business. Nonetheless, our future outlook is very positive. We continue to have a strong pipeline, and our visibility remains high. With our leading position among the top tier communications carriers, together with our long-term customer relationships, solutions-based business model and diverse product portfolio, our future business prospects remain strong in the current market."

Amdocs is the world's leading provider of CRM, billing and order management systems for the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 8,450 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on July 24 at 5 p.m. Eastern Daylight Time to discuss the Company's third quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS AS DEFINED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, INCLUDING STATEMENTS ABOUT AMDOCS' GROWTH AND BUSINESS RESULTS IN FUTURE QUARTERS. ALTHOUGH WE BELIEVE THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, WE CAN GIVE NO ASSURANCE THAT OUR EXPECTATIONS WILL BE OBTAINED OR THAT ANY DEVIATIONS WILL NOT BE MATERIAL. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE FUTURE RESULTS TO DIFFER FROM THOSE ANTICIPATED. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE EFFECTS OF GENERAL ECONOMIC CONDITIONS, AMDOCS' ABILITY TO GROW IN THE MOBILE, WIRELINE AND IP BUSINESS SEGMENTS, ADVERSE EFFECTS OF MARKET COMPETITION, RAPID TECHNOLOGICAL SHIFTS THAT MAY RENDER THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE, POTENTIAL LOSS OF A MAJOR CUSTOMER, AND RISKS ASSOCIATED WITH OPERATING BUSINESSES IN THE INTERNATIONAL MARKET. THESE AND OTHER RISKS ARE DISCUSSED AT GREATER LENGTH IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN OUR FORM 6-K FILED ON MAY 10, 2001 AND IN OUR FORM 20-F/A FILED ON APRIL 3, 2001.

CONTACT:

Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                - TABLES FOLLOW -

                                 AMDOCS LIMITED

           PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

  EXCLUDING PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, ACQUISITION RELATED
        COSTS, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS
                            AND RELATED TAX EFFECTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                  JUNE 30, (1)                        JUNE 30, (2)
                                                         ----------------------------       ------------------------------
                                                            2001              2000              2001               2000
                                                         ----------        ----------       -----------        -----------
Revenue:
  License                                                $   48,504        $   32,663       $   129,870        $    89,606
  Service                                                   355,503           264,339           988,593            713,647
                                                         ----------        ----------        ----------         ----------
                                                            404,007           297,002         1,118,463            803,253
Operating expenses:
  Cost of license                                             1,772             1,715             4,725              4,346
  Cost of service                                           220,834           167,686           618,776            462,425
  Research and development                                   28,003            20,275            76,734             52,958
  Selling, general and administrative                        52,727            37,321           144,344             97,868
                                                         ----------        ----------        ----------         ----------
                                                            303,336           226,997           844,579            617,597
                                                         ----------        ----------        ----------         ----------
Operating income                                            100,671            70,005           273,884            185,656
Interest income and other, net                                5,228             3,355            15,885              6,018
                                                         ----------        ----------        ----------         ----------
Income before income taxes                                  105,899            73,360           289,769            191,674
Income taxes                                                 31,769            22,008            86,931             57,502
                                                         ----------        ----------        ----------         ----------
Net income                                               $   74,130        $   51,352       $   202,838        $   134,172
                                                         ==========        ==========       ===========        ===========
Diluted earnings per share                               $     0.33        $      0.23      $       0.89       $       0.63
                                                         ==========        ===========      ============       ============
Diluted weighted average number of shares outstanding       226,942           226,304           226,961            213,898
                                                         ==========        ==========        ==========         ==========


     (1) Excludes $55,807 and $54,070 of amortization of goodwill and purchased intangible assets, $0 and $50,554 write-off of purchased in-process research and development, $0 and $5,187 of acquisition-related costs, and tax effects related to the above of $(169) and $8,700 for the three months ended June 30, 2001 and 2000, respectively. Including the above items, income (loss) before income taxes was $50,092 and $(36,451) and diluted earnings (loss) per share were $0.08 and $(0.31) for the three months ended June 30, 2001 and 2000, respectively.

     (2) Excludes $164,131 and $56,870 of amortization of goodwill and purchased intangible assets, $0 and $70,430 write-off of purchased in-process research and development, $0 and $5,187 of acquisition-related costs, and tax effects related to the above of $(7,774) and $8,700 for the nine months ended June 30, 2001 and 2000, respectively. Including the above items, income before income taxes was $125,638 and $59,187 and diluted earnings (loss) per share were $0.20 and $(0.03) for the nine months ended June 30, 2001 and 2000, respectively.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                                              JUNE 30,                     JUNE 30,
                                                      ------------------------     -----------------------
                                                         2001          2000           2001         2000
                                                      ----------    ----------     ----------   ----------
Revenue:
  License                                             $   48,504    $   32,663     $  129,870   $   89,606
  Service                                                355,503       264,339        988,593      713,647
                                                      ----------    ----------     ----------   ----------
                                                         404,007       297,002      1,118,463      803,253
Operating expenses:
  Cost of license                                          1,772         1,715          4,725        4,346
  Cost of service                                        220,834       167,686        618,776      462,425
  Research and development                                28,003        20,275         76,734       52,958
  Selling, general and administrative                     52,727        37,321        144,344       97,868
  Amortization of goodwill and purchased
     intangible assets                                    55,807        54,070        164,131       56,870
  In-process research and development and other
     indirect acquisition-related costs                       --        55,741             --       75,617
                                                      ----------    ----------     ----------   ----------
                                                         359,143       336,808      1,008,710      750,084
                                                      ----------    ----------     ----------   ----------
Operating income (loss)                                   44,864       (39,806)       109,753       53,169
Interest income and other, net                             5,228         3,355         15,885        6,018
                                                      ----------    ----------     ----------   ----------
Income (loss) before income taxes                         50,092       (36,451)       125,638       59,187
Income taxes                                              31,600        30,708         79,157       66,202
                                                      ----------    ----------     ----------   ----------
Net income (loss)                                     $   18,492    $  (67,159)    $   46,481   $   (7,015)
                                                      ==========    ==========     ==========   ==========
Basic earnings (loss) per share                       $     0.08    $    (0.31)    $     0.21   $    (0.03)
                                                      ==========    ==========     ==========   ==========
Diluted earnings (loss) per share                     $     0.08    $    (0.31)    $     0.20   $    (0.03)
                                                      ==========    ==========     ==========   ==========
Basic weighted average number of shares outstanding      222,349       219,962        221,814      208,706
                                                      ==========    ==========     ==========   ==========
Diluted weighted average number of shares outstanding    226,942       219,962(1)     226,961      208,706(1)
                                                      ==========    ==========     ==========   ==========


(1) Due to net loss, contingently issuable shares are excluded from the computation of diluted weighted average number of shares.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                             AS OF
                                                                          ------------------------------------------
                                                                               JUNE 30,            SEPTEMBER 30,
                                                                                 2001                   2000
                                                                          ------------------     -------------------
                                                                             (UNAUDITED)
ASSETS

Current assets:
   Cash, cash equivalents and short-term interest-bearing                 $        1,044,180     $          402,300
     investments

   Accounts receivable, including unbilled of $22,598 and $4,203,
     respectively                                                                    329,333                263,100
   Deferred income taxes and taxes receivable                                         34,021                 35,179
   Prepaid expenses and other current assets                                          39,291                 34,327
                                                                          -------------------    -------------------

    Total current assets                                                           1,446,825                734,906

Equipment, vehicles and leasehold improvements, net                                  167,257                128,081
Goodwill and other intangible assets, net                                            842,680              1,011,053
Other non-current assets                                                              86,001                 61,045
                                                                          -------------------    -------------------
Total assets                                                              $        2,542,763     $        1,935,085
                                                                          ===================    ===================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:

   Accounts payable and accruals                                          $          227,912     $          198,445
   Short-term financing arrangements                                                   9,522                 28,713
   Deferred revenue                                                                  147,029                133,546
   Deferred income taxes and income taxes payable                                     67,278                 55,197
                                                                          -------------------    -------------------
    Total current liabilities                                                        451,741                415,901
Convertible notes and other non-current liabilities                                  597,869                 88,412
Shareholders' equity                                                               1,493,153              1,430,772
                                                                          -------------------    -------------------
Total liabilities and shareholders' equity                                $        2,542,763     $        1,935,085
                                                                          ===================    ===================

                                      # # #